UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2024 (Report No. 3)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Short Term Loan Agreement

As previously reported, on September 28, 2023, NLS Pharmaceutics Ltd., or the Company, entered into a short term loan agreement, or the Short Term Loan Agreement, with Ronald Hafner, the Company’s Chairman of the Board of Directors, or the Short Term Lender, providing for an unsecured loan to the Company in the aggregate amount of CHF 500,000, or the Short Term Loan. Pursuant to the Short Term Loan Agreement, the Short Term Loan bears interest at a rate of 10% per annum and matures on November 30, 2023.

Bridge Loans

As previously reported, on November 15, 2023, the Company, entered into a series of short term loan agreements, or the Bridge Loan Agreements and together with the Short Term Loan Agreement, the Loan Agreements, with certain existing shareholders of the Company, including Ronald Hafner, the Company’s Chairman of the Board of Directors, Felix Grisard, Jürgen Bauer and Maria Nayvalt, or the Bridge Lenders and together with the Short Term Lender, the Lenders, providing for an unsecured loan to the Company in the aggregate amount of CHF 875,000.00 (approximately $1,000,000.00), or the Bridge Loan. Pursuant to the Bridge Loan Agreements, the Bridge Loans bear interest at a rate of 10% per annum and mature on the earlier of June 30, 2024 or a liquidity event with a strategic partner.

Addendums to Loan Agreements

On March 18, 2024, the Company entered into an addendum to the Short Term Loan Agreement with the Short Term Lender, or the Short Term Loan Addendum, and a series of addendums to the Bridge Loan Agreements with the Bridge Lenders, or the Bridge Loan Addendums each providing for an extension of the maturity date under the Loan Agreements to December 31, 2024.

The foregoing summary of the Short Term Loan Addendum and the Bridge Loan Addendums does not purport to be complete and is qualified in its entirety by reference to the Short Term Loan Addendum and the Bridge Loan Addendums, forms of which are attached as Exhibit 99.1 and 99.2, respectively, to this report, and are incorporated herein by reference.

This report is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-262489, and 333-268690 and 333-269220), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Form of Addendum to Short Term Loan Agreement
99.2	Form of Addendum to Bridge Loan Agreements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: March 19, 2024	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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